Exhibit 99.1

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements are provided for informational purposes only and do not purport to represent what the actual combined results of operations or the combined financial position of the combined company would be had the Merger (as defined below) occurred on the dates assumed, nor are they necessarily indicative of future combined results of operations or combined financial position. The unaudited combined financial statements do not reflect any cost savings or synergies that the management of Interactive Motion Technologies Inc., a Massachusetts corporation (“IMT”), and Bionik Laboratories Corp. (the “Company”) could have achieved if they were together through this period.

On April 21, 2016, pursuant to a Merger Agreement dated March 1, 2016 by and among the Company, Bionik Mergerco Inc., a Massachusetts corporation and a wholly owned subsidiary of the Company (“Merger Subsidiary”), IMT and Hermano Igo Krebs (‘the Merger Agreement”), the Company acquired 100% of the capital stock of IMT, through a transaction whereby Merger Subsidiary merged with and into IMT, with IMT surviving the merger as a wholly owned subsidiary of the Company (the “Merger”).

Subject to indemnification and escrow agreements described in the Merger Agreement, the Company issued (or reserved for issuance) an aggregate of 23,650,000 share of the Company Common Stock in exchange for all the shares of IMT Common Stock and IMT Preferred Stock outstanding immediately prior to the effective time.

The Company also assumed each of the 3,897,000 options to acquire IMT Common Stock granted under IMT’s equity incentive plan or otherwise issued by IMT. These options represent the right to purchase an aggregate of 3,000,000 share of the Company Common Stock, of which 1,000,000 have an exercise price of $0.25, 1,000,000 have an exercise price of $0.95 and 1,000,000 have an exercise price of $1.05.

The purchase price of $27,888,979, which was derived from the issuance of 23,650,000 common shares at a market price of $0.98 for a fair value of $23,177,000 and the fair value of the vested options of $2,582,890, has been preliminarily allocated as follows:

Acquired patents and technology	$4,500,000	- amortization over life of patents -9.5-15 years
Acquired customer related data	50,000	- amortization over 2 years
Acquired marketing related data	1,250,000	- amortization over 3-5 years
Acquired License Agreement, clinical data & other	10,000,000	- amortization over 1-15 years
Goodwill	12,088,979
	$27,888,979

The unaudited pro forma combined statements of operations for the periods presented give effect to the Merger as if it was consummated on April 1, 2015, the start of the March 31, 2016 year-end, and April 1, 2016, the start of the three month fiscal period ended June 30, 2016.

The effects of the Merger have been prepared using the purchase method of accounting and applying the assumptions and adjustments described in the accompanying notes.

The Company describes the assumptions underlying the pro forma adjustments in the accompanying notes, which should also be read in conjunction with these unaudited pro forma operations statements. Please read this information in conjunction with:

•	The audited financial statements of IMT as of and for the fiscal years ended December 31, 2015 and 2014.

•	The unaudited financial statements of IMT for the three-month periods ended March 31, 2016 and 2015.

•	The audited consolidated financial statements of the Company as of March 31, 2016 and 2015 and December 31, 2015 and 2014 and for the three-month period and year ended March 31, 2016, the year ended December 31, 2015 and the nine month period ended December 31, 2014.

•	The unaudited condensed consolidated interim financial statements of the Company for the three- month period ended June 30, 2016.

Bionik Laboratories Corp.

Proforma Statement of Operations

For the year ended March 31, 2016

	Bionik	IMT	Proforma Adjustments	Consolidated
Revenue	-	1,919,779	-	1,919,779
Cost of revenue	-	1,363,797	-	1,363,797
Gross profit	-	555,982	-	555,982

Operating expenses
Sales and marketing	-	223117	-	178,450
Research & development	1,397,554	178,450	-	2,824,275
General and administrative	3,676,125	1,426,721	-	5,102,846
Share based compensation	1,495,837	-	-	1,495,837
Depreciation	63,454	-	3,073,378	3,136,832
	6,632,970	1,605,171	3,073,378	12,738,240
Net loss from operations	(6,632,970)	(1,049,189)	(3,073,378)	(12,182,258)

Other income (expenses)
Interest expenses	2,939	9,020	-	11,959
Other income	(42,173)	(79,917)	-	(122,090)
Foreign Exchange loss	112,771	-	-	112,771
Change in fair value of warrant derivative liability	(7,742,555)	-	-	(7,742,555)
Total other income (expenses)	(7,669,018)	(70,897)	-	(7,739,915)
Net income (loss) for the period	1,036,048	(1,120,086)	(3,073,378)	(4,442,343)

Weighted average number of Shares - basic	71,554,822	1,517,683	23,650,000	95,204,822
Weighted average number of Shares - diluted	79,984,257	1,517,683	23,650,000	95,204,822

(Loss) income per share - basic	0.01	(0.74)	(0.13)	(0.05)
(Loss) income per share - diluted	0.01	(0.74)	(0.13)	(0.05)

1.	to reflect amortization on intangible assets acquired in IMT acquisition assuming acquisition was made on April 1, 2015.

Bionik Laboratories Corp.

Proforma Statement of Operations

For the period ended June 30, 2016

	Bionik	IMT	Proforma Adjustments	Consolidated
Revenue	-	164,191	-	164,191
Cost of revenue	-	58,875	-	58,875
Gross profit	-	105,316	-	105,316

Operating expenses
Sales and marketing	-	82,198	-	82,198
Research & development	303,948	113,842	-	417,790
General and administrative	1,117,212	186,402	-	1,303,614
Share based compensation	219,248	-	-	219,248
Depreciation	7,724	2,439	768,345	778,508
	1,648,132	384,881	768,345	2,801,357
Net loss from operations	(1,648,132)	(279,565)	(768,345)	(2,696,041)

Other income (expenses)
Interest expenses	3,325	11,909	-	15,234
Other income	(11,218)	-	-	(11,218)
Change in fair value of warrant derivative liability	391,059			391,059
Total other income (expenses)	383,166	11,909	-	395,075
Net income (loss) for the period	(2,031,298)	(267,656)	(768,345)	(3,091,116)

Weighted average number of Shares - basic	72,558,362	1,517,683	23,650,000	96,208,362
Weighted average number of Shares - diluted	72,558,362	1,517,683	23,650,000	96,208,362

(Loss) income per share - basic	(0.03)	(0.18)	(0.03)	(0.03)
(Loss) income per share - diluted	(0.03)	(0.18)	(0.03)	(0.03)

1.	to reflect amortization on intangible assets acquired in IMT acquisition

Bionik Laboratories Corp.

Notes to Pro Forma Combined Financial Statements

(Expressed in US $)

(Unaudited)

1. The Transaction

On April 21, 2016, Bionik Laboratories Corp. (“Bionik”), a Delaware corporation entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Interactive Motion Technologies Inc., a Massachusetts corporation (“IMT”) and Bionik Mergerco Inc., a Massachusetts corporation and a wholly owned subsidiary of Bionik (“Merger Subsidiary”), providing for the merger (“Merger”) of Merger Subsidiary with and into IMT, with IMT surviving the Merger as a wholly-owned subsidiary of Bionik.

Subject to the indemnification and escrow arrangements described in the Merger Agreement, Bionik issued (or reserved for issuance) an aggregate of 23,650,000 shares of Company Common Stock in exchange for all shares of IMT Common Stock and IMT Preferred Stock outstanding immediately prior to the effective time (other than shares (i) held in treasury or (ii) held by persons who properly exercise appraisal rights under Massachusetts law).

Bionik also assumed each of the 3,897,500 options to acquire IMT Common Stock granted under IMT’s equity incentive plan or otherwise issued by IMT. These options represent the right to purchase an aggregate of 3,000,000 shares of Company Common Stock, of which 1,000,000 will have an exercise price of $0.25, 1,000,000 will have an exercise price of $0.95 and 1,000,000 will have an exercise price of $1.05. At the date of the Merger, the options were revalued and share based compensation of approximately $1,573,229 has been recorded in the preliminary purchase price allocation related to the vesting of these stock options.

During review and due diligence of IMT prior to the execution of the Merger Agreement, the Company loaned an aggregate of $300,000 to IMT, which loans were secured by certain of its assets of IMT. On March 7, 2016, the Company loaned an additional $68,750 to IMT to fund certain of its expenses in contemplation of the closing of the Merger. The loan matures upon the earlier to occur of (a) the termination date of the Merger Agreement and (b) the effective date of the Merger.

The Company also advanced IMT $80,000 for closing costs before the April 21, 2016 closing.

As a result of the Merger Agreement, as of April 21, 2016, Bionik has outstanding:

(i)	50,000,000 Exchangeable Shares of common stock held by its existing shareholders;

(ii)	22,591,302 shares of common stock held by its existing shareholders;

(iii)	23,650,000 shares of common stock issued or issuable to IMT Shareholders; and

(iv)	3,000,000 additional stock options issued to employees of IMT.

2. Basis of Presentation

The unaudited pro forma combined financial information for Bionik as at and for the year ended March 31, 2016 and for the period ended June 30, 2016 have been prepared by management to reflect the Merger of Bionik and IMT as follows:

The proforma statement of operations presented for IMT for the year ended March 31, 2016 has been compiled using the audited financial statements of IMT as of and for the fiscal years ended December 31, 2015 and 2014 and the unaudited financial statements of IMT for the three-month periods ended March 31, 2016 and 2015.

Certain adjustments have been made while combining the two companies which are detailed in note 3. The pro forma adjustments are based on available information and assumptions that Bionik believes are reasonable. Such adjustments are estimates and are subject to change.

The unaudited pro forma combined financial statement of operations for the year ended March 31, 2016 has been prepared as if the Merger happened at April 1, 2015.

The unaudited pro forma combined financial statement of operations for the period ended June 30, 2016 has been prepared as if the Merger happened at April 1, 2016.

The purchase price of $27,888,979, which was derived from the issuance of 23,650,000 common shares at a market price of $0.98 for a fair value of $23,177,000 and the fair value of the vested options of $2,582,890, has been preliminarily allocated as follows:

Acquired patents and technology	$4,500,000	- amortization over life of patents -9.5-15 years
Acquired customer related data	50,000	- amortization over 2 years
Acquired marketing related data	1,250,000	- amortization over 3-5 years
Acquired License Agreement, clinical data & other	10,000,000	- amortization over 1-15 years
Goodwill	12,088,979
	$27,888,979

3. Pro Forma Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations

1)	The adjustment represents amortization of the acquired intangible assets over their respective useful lives for the year ended March 31, 2016, assuming the acquisition was consummated April 1, 2015.

2)	The adjustment represents amortization of the acquired intangible assets over their respective useful lives for the three-month period ended June 30, 2016, assuming the acquisition was consummated April 1, 2016.

3)	All common share equivalents, options and warrants have been excluded from the computation of diluted loss per share for the year ended March 31, 2016 and period ended June 30, 2016 as their effects are anti-dilutive.